Exhibit 99.2

URANIUM ROYALTY CORP.

(the “Company”)

Annual General Meeting October 13, 2022

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of the Company held on October 13, 2022 (the “Meeting”) and the outcome of such votes.

	Description of Matter	Votes For	Votes Against	Votes Withheld	Votes by Ballot
1.	Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:			N/A	N/A
	a. Amir Adnani b. Scott Melbye c. Vina Patel d. Neil Gregson e. John Griffith	33,405,756 33,746,080 33,712,217 33,743,706 33,743,308	403,473 63,149 97,012 65,523 65,921
2.	PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.	42,239,469	N/A	135,907	N/A

Date: October 13, 2022